UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Wessex House, 5th Floor

45 Reid Street

Hamilton, HM 12 Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

ITEM 1 – INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the initial public offering of Höegh LNG Partners LP (the “Partnership”) in August 2014, the Partnership issued 13,156,060 subordinated units representing limited partner interests to its sponsor, Höegh LNG Holdings Ltd. (“Höegh LNG”). Effective August 16, 2019, upon the expiration of the subordination period as set forth and defined in the Partnership's Second Amended and Restated Agreement of Limited Partnership, dated October 5, 2017, all of the Partnership’s subordinated units converted to common units on a one-for-one basis.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: August 30, 2019
	By:	/s/ Steffen Føreid
		Name:	Steffen Føreid
		Title:	Chief Executive Officer and Chief Financial Officer

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (333-213781) and Form S-8 (333-211840) of the registrant.

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